SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Violin Memory, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92763A101

(CUSIP Number)

July 7, 2015

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763A101

(1)	Names of reporting persons Applied Value, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 1,000,000
	(6)	Shared voting power 4,000,000
	(7)	Sole dispositive power 1,000,000
	(8)	Shared dispositive power 4,000,000
(9)	Aggregate amount beneficially owned by each reporting person 5,000,000
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 5.2%
(12)	Type of reporting person PN

CUSIP No. 92763A101

(1)	Names of reporting persons Garden Growth Industries AB
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Sweden
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 4,000,000
	(6)	Shared voting power 1,000,000
	(7)	Sole dispositive power 4,000,000
	(8)	Shared dispositive power 1,000,000
(9)	Aggregate amount beneficially owned by each reporting person 5,000,000
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 5.2%
(12)	Type of reporting person CO

CUSIP No. 92763A101

(1)	Names of reporting persons Bruce H. Grant
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000
(9)	Aggregate amount beneficially owned by each reporting person 5,000,000
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 5.2%
(12)	Type of reporting person IN

CUSIP No. 92763A101

Item 1(a) Name of Issuer:

Violin Memory, Inc. (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices:

4555 Great America Parkway

Santa Clara, CA  95054

Item 2(a) Name of Person(s) Filing:

This joint statement on Schedule 13G is being filed by (i) Applied Value, LLC (“Applied Value”), (ii) Garden Growth Industries AB (“Garden Growth”) and (iii) Bruce H. Grant (“Mr. Grant”).

Item 2(b) Address of Principal Business Office, or, if None, Residence:

The address of Applied Value is c/o Applied Value Group, 300 Brickstone Square, Suite 201, Andover, MA 01810. The address of Garden Growth is c/o Applied Value Kb, Box 5047, 102 41 Stockholm, Sweden. The address of Mr. Grant is c/o Demmler Investment Group, 224 Datura Street #1414, West Palm Beach, FL 33401.

Item 2(c) Citizenship:

Applied Value is a limited liability company organized under the laws of the Commonwealth of Massachusetts, United States of America. Garden Growth is a limited company organized under the laws of Sweden. Mr. Grant is a United States citizen.

Item 2(d) Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e) CUSIP Number:

92763A101

Item 3.

Not Applicable.

Item 4.      Ownership:

(a) Amount beneficially owned:

Applied Value, Garden Growth and Mr. Grant collectively own an aggregate of 5,000,000 shares of Common Stock of the Issuer. Applied Value holds 1,000,000 shares of Common Stock and Garden Growth holds 4,000,000 shares of Common Stock. Mr. Grant owns 100% and 90% of the outstanding equity interests of Applied Value and Garden Growth, respectively, and as the controlling equity owner of each of Applied Value and Garden Growth, Mr. Grant may be deemed to beneficially own the shares of Common Stock held by each of Applied Value and Garden Growth. Furthermore, by virtue of Applied Value and Garden Growth being under common control by Mr. Grant, Applied Value, Garden Growth and Mr. Grant may be deemed to be acting in concert with respect to the acquisition, holding, voting and disposition of the Issuer’s Common Stock, resulting in each being deemed to beneficially own the shares held by the other.

(b) Percent of class:

5.2%

(c) Number of shares as to which the person has:

CUSIP No. 92763A101

(i) sole power to vote or to direct the vote

Applied Value – 1,000,000 shares

Garden Growth – 4,000,000 shares

Bruce H. Grant – 0 shares

(ii) shared power to vote or to direct the vote

Applied Value – 4,000,000 shares

Garden Growth – 1,000,000 shares

Bruce H. Grant – 5,000,000 shares

(iii) sole power to dispose or to direct the disposition of

Applied Value – 1,000,000 shares

Garden Growth – 4,000,000 shares

Bruce H. Grant – 0 shares

(iv) shared power to dispose or to direct the disposition of

Applied Value – 4,000,000 shares

Garden Growth – 1,000,000 shares

Bruce H. Grant – 5,000,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See information set forth under Item 2(a) of this Schedule, which is incorporated herein by reference.

Item 9	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 6, 2015

/s/ Bruce H. Grant
Name: Bruce H. Grant

Date: August 6, 2015

APPLIED VALUE, LLC

By:	/s/ Bruce H. Grant
Name:	Bruce H. Grant
Title:	Chief Executive Officer

Date: August 6, 2015

GARDEN GROWTH INDUSTRIES AB

By:	/s/ Bruce H. Grant
Name:	Bruce H. Grant
Title:	Chief Executive Officer

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 6, 2015, is by and among Applied Value, LLC, a Massachusetts limited liability company, Garden Growth Industries AB, a limited company organized under the laws of Sweden and Bruce H. Grant (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to common stock, $0.0001 par value per share, of Violin Memory, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first set forth above.

/s/ Bruce H. Grant
Name: Bruce H. Grant

APPLIED VALUE, LLC

By:	/s/ Bruce H. Grant
Name:	Bruce H. Grant
Title:	Chief Executive Officer

GARDEN GROWTH INDUSTRIES AB

By:	/s/ Bruce H. Grant
Name:	Bruce H. Grant
Title:	Chief Executive Officer

Page 8 of 8